BANCOLOMBIA S.A. ANNOUNCES SALE OF SHARES WITHOUT CHANGE IN BENEFICIAL OWNERSHIP

Medellín, Colombia, December 24, 2013

BANCOLOMBIA S.A. transferred through a sale to C.F.N.S Infraestructura S.A.S two million five hundred fifteen thousand three hundred and thirty-seven (2,515,337) common shares representing 9.90% of the issued and outstanding shares of Administradora de Fondos de Pensiones y Cesantías Protección S.A.

The purchase price was up to COP $70.000 per share, paid in cash.

The sale was duly authorized by the Bank’s Board of Directors, and its effect on the Bank’s consolidated financial statements is neutral.